Exhibit 99.1

Itaú Investor Relations

RESULTS FOR THE 4TH QUARTER OF 2019

DISCLOSURE: FEBRUARY 10TH
TELECONFERENCES: FEBRUARY 11TH

Itaú Unibanco Holding S.A. (B3: ITUB4 and ITUB3 and NYSE: ITUB) informs that it will disclose it's quarterly results on the Investor Relations website on February 10th (Monday), after the closing of the stock markets in Brazil and the United States.

We have the pleasure of inviting you to participate in our teleconferences on February 11th (Tuesday) at the times listed below:

TELECONFERENCES SCHEDULE

English

08:00 AM (EDT)
10:00 AM (Brasília time)

(1-844) 204-8942 (toll free from USA)
(1-412) 717-9627 (other countries)
(55-11) 3181-8565 or
(55-11) 4210-1803 (in Brazil)

Portuguese

09:30 AM (EDT)
11:30 AM (Brasília Time)

(55-11) 2820-4080
(55-11) 3193-1080

Access code: Itaú Unibanco

To join online please visit our Investor Relations website www.itau.com.br/investor-relations. We kindly request that you register in advance by clicking on the banner on that site. Please note that the broadcast is compatible with any browser and mobile device (iOS and Android).

PRESENTATION

Candido Bracher
President and CEO (Chief Executive Officer)

Milton Maluhy Filho
Executive Vice President, CFO (Chief Financial Officer) and CRO (Chief Risk Officer)

Alexsandro Broedel
Group Executive Finance Director and Head of Investor Relations

The conference calls will also be archived in audio format on the same website. To access an audio replay of the conference calls, which will be available until February 17th, 2020, dial (55 11) 3193-1012 or (55 11) 2820-4012. Access codes: 8894440# (call in Portuguese) and 2004841# (call in English). On the morning of the conference calls, the slide presentations will be available for viewing and downloading. If you have any technical issues, please contact RIWeb customer service, at (55 11) 3897-0855 or atendimento@riweb.com.br.

investor.relations@itau-unibanco.com.br
www.itau.com.br/investor-relations